March 27, 2019

Thiago dos Santos Piau
Chief Executive Officer
StoneCo Ltd.
R. Fid ncio Ramos, 308, Torre A, 10th Floor
Vila Ol mpia
S o Paulo - SP, 04551-010
Brazil

       Re: StoneCo Ltd.
           Draft Registration Statement on Form F-1
           Submitted March 26, 2019
           CIK No. 0001745431

Dear Mr. Piau:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Information Technologies
                                                             and Services
cc:    Byron B. Rooney, Esq.